

December 14, 2012

Via E-mail
Baoyuan Zhu
Chairman of the Board
China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludo
Liaoning Province
China

> **Re:** **China Hefeng Rescue Equipment, Inc.**
> **Form 8-K**
> **Amended October 9, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **Response Submitted November 29, 2012**
> **File No. 000-54224**

Dear Mr. Zhu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K Amended October 9, 2012

Our Corporate History and Background, page 6

1. With a view toward clarified disclosure, please expand your response to prior comment 2 to tell us who you mean when you say "we organized" the PRC entity discussed in the first bullet point of your proposed disclosure. Explain your management's relationship with the "associate" discussed in the second bullet point, and why he was vested with

nominal ownership of the Hong Kong entity. Also, tell us the amount of the nominal consideration referenced in the last sentence of your response, and reconcile your statement that the foreign parent companies had no assets as of January 5 with your proposed disclosure that the VIE agreements were entered in to on January 3.

Transactions with Related Persons, page 62

2.   When you make your revisions mentioned in response to our prior comments, please disclose the substance of the last paragraph of your response to prior comment 6. Also, reconcile your response indicating that you intend to continue to fund the parent company with related party loans with your proposed disclosure provided in response to prior comment 5 indicating that Huludao Rescue will make payments for the ongoing expenses of the parent companies. If Huladao Rescue will not make any payments in the near term to the parent companies, please ensure that this is reflected throughout your disclosure, and that it is clear why the payments will not be made, including in your discussion surrounding the last two numbered paragraphs on page 51.

Form 10-Q for the quarterly period ended September 30, 2012

Item 2. Management's Discussion and Analysis, page 29

3.   We note your response to prior comment 7. Please ensure that your future filings make clear when your significant contracts spanning multiple quarters will end and need to be replaced with new contracts in order for you to maintain your reported revenue level. Include in your disclosure the magnitude of those contracts. Also, for contracts that expired in the September 30, 2012 quarter and spanned multiple quarters, please tell us the amount of revenue those contracts contributed (1) in the September 30, 2012 quarter and (2) in prior quarters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Robert Brantl, Esq.